Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

SUPPL

6 January 2006 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA


06010276

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Trading Statement
2. Substantial shareholder notification – Fidelity
3. Substantial shareholder notification – Harris
4. Cancellation of Treasury shares
5. Substantial shareholder notification – Silchester
6. Blocklisting application

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

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Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Statement
Released	07:00 06-Jan-06
Number	5429W


Michael Page
INTERNATIONAL

6 January 2006

2005 FOURTH QUARTER TRADING AND FULL YEAR REVENUE UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports fourth quarter revenue (gross profit) of £70.2m, an increase of 23.8% over the £56.7m recorded in the fourth quarter of 2004. Full year revenue is estimated at £267.5m, an increase of 27.0% over the £210.6m recorded in 2004.

UK fourth quarter revenues were £32.7m, 15.9% up on the fourth quarter of 2004, with good growth across all disciplines. Full year revenue is estimated at £129.5m (2004: £110.0m), an increase of 17.8%.

Continental Europe fourth quarter revenues were £24.7m, 40.8% up on the fourth quarter of 2004, with France, the region's largest business, improving growth rates quarter on quarter throughout the year and achieving over 20% growth in the fourth quarter. Full year revenue is estimated at £86.1m (2004: £61.5m), an increase of 40.0%.

Asia Pacific fourth quarter revenues were £9.2m, 5.6% up on the fourth quarter of 2004. Revenue from the Australian business was lower than expected and marginally below the fourth quarter of 2004 due primarily to internal issues surrounding the implementation of a new IT system. These implementations have gone well in the remainder of the Asia Pacific region and these businesses all performed well in the quarter. Full year revenue is estimated at £39.0m (2004: £31.5m), an increase of 23.7%.

The Americas fourth quarter revenues were £3.6m, 63.8% up on the fourth quarter of 2004. We continued our development in the region, opening an office in Philadelphia during December. Full year revenue is estimated at £12.9m (2004: £7.6m), an increase of 69.2%.

Share buy backs
During the fourth quarter, the Group repurchased a further 4m shares at an average price of 230.8p. During the year the Group repurchased a total of 16.8m shares at an average price of 202.2p.

Michael Page International plc will release its preliminary results for the year ended 31st December 2005 on 1st March 2006.

Commenting on the fourth quarter performance, Chief Executive Terry Benson said:

"In the fourth quarter we achieved strong growth in Group revenue exceeding £70m in one quarter for the first time in the Group's history. I am delighted with our performance in the UK and Continental Europe and in particular in France where growth rates improved quarter on quarter throughout the year and increased in the fourth quarter by over 20%.

"2005 has been a very successful year for the Group and we are well positioned for further growth in 2006 and beyond."

Enquiries:

Michael Page International plc

Terry Benson	Chief Executive	01932 264144
Stephen Puckett	Group Finance Director	01932 264144

Financial Dynamics

Richard Mountain/David Yates	020 7269 7291

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:16 03-Jan-06
Number	3684W

RNS Number:3684W
Michael Page International PLC
03 January 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL AND ITS DIRECT + INDIRECT SUBS.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

5,776,659

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1.74%

9) Class of security

ORDINARY SHARES

10) Date of transaction

11) Date listed company informed

    23/12/05

12) Total holding following this notification

    14,374,779

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    4.32%

14) Any additional information

    N/A

15) Name of contact and telephone number for queries

    JEREMY TATHAM
    01932 - 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

    Date of Notification 3/1/2006

Amendment 20

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: MICHAEL PAGE INTERNATIONAL PLC

2. Notifiable Interest: ORDINARY SHARES

A FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

B Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Rani Jandu

SCHEDULE A

SECURITY: MICHAEL PAGE INTERNATIONAL PLC Amendment 20

Current ownership percentage: 4.32%

Total Shares held: 14,374,779

Shares in Issue: 332,637,799

Change in holdings since last filing: (5,776,659) ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
880,356	FPM	JP MORGAN, BOURNEMOUTH
53,954	FPM	NORTHERN TRUST LONDON
268,803	FISL	JP MORGAN, BOURNEMOUTH
13,108,670	FIL	BROWN BROS HARRIMN LTD LUX
62,996	FIL	NORTHERN TRUST LONDON

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:10 28-Dec-05
Number	2467W

Michael Page
INTERNATIONAL

RNS Number:2467W
Michael Page International PLC
28 December 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES LP AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

141 100

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

0.04%

9) Class of security

ORDINARY SHARES

10) Date of transaction

22 DEC 2005

27 DEC 2005

12) Total holding following this notification

46 532 500

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

13.99%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

DAVID WISE
28 DECEMBER 2005

16) Name and signature of authorised company official responsible for making this notification

DAVID WISE

Date of Notification 28 DEC 2005

LETTER TO: MICHAEL PAGE INTERNATIONAL PLC
DATED: DECEMBER 27, 2005

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Michael Page International plc. Following a sale of 141,100 shares on December 22, 2005, Harris Associates L.P. became the beneficial owners of 46,532,500 shares of the company. This represents 13.99% of Michael Page International and a decrease below the 14% substantial shareholder threshold.

Percentages are based on 332,638,000 outstanding shares. All holdings of Michael Page International are for investment purposes only.

FROM: HARRIS ASSOCIATES L.P.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	15:53 28-Dec-05
Number	2472W

Michael Page
INTERNATIONAL

RNS Number:2472W
Michael Page International PLC
28 December 2005

Michael Page International plc (the "Company") announces that on 28 December 2005 it cancelled 24,565,000 shares held in Treasury.

Following the cancellation of these shares, the Company now holds none of its shares in Treasury and has 332,637,799 ordinary shares in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:15 21-Dec-05
Number	0582W



RNS Number:0582W
Michael Page International PLC
21 December 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INTERNATIONAL INVESTORS LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NAME	NUMBER
Northern Trust Company	29 764 705

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class

UNKNOWN

9) Class of security

10) Date of transaction

21/12/05

11) Date company informed

21/12/05

12) Total holding following this notification

29,764,705

13) Total percentage holding of issued class following this notification

8.95%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

DAVID WISE
01932 264 142

16) Name and signature of authorised company official responsible for making this notification

D. WISE

Date of Notification

21 December, 2005

LETTER TO MICHAEL PAGE INTERNATIONAL DATED 21ST DECEMBER 2005

We act as an Investment Manager for a number of commingled funds. In acting for our Clients, we are given full discretion over their investments, and are empowered to vote on their behalf. However, we do not act as their Custodian, and therefore shares are not held in our name, but in the nominee name of their Custodian Bank.

Recent purchases/sales of shares in your company by ourselves, on behalf of our clients, have resulted in our having control over the following shares (also see attached):

SILCHESTER	29,764,705

Our records show that you have the following shares in that class:

MICHAEL PAGE INTERNATIONAL	332,637,799

For your information, we exercise control over 8.95% of the shares of that class and of that, one of our clients controls 5.76%. This interest is notified under Section 198 of the Companies Act 1985.

LETTER FROM SILCHESTER INTERNATIONAL INVESTORS LIMITED

Company:
MICHAEL PAGE INTERNATIONAL

Attention: Richard McBride

Share Class:
ORDINARY

Address: Page House
1 Dashwood Lang Road
The Bourne Business Park
Addlestone

Issued Shares:
332,637,799

SII Ownership:
29,764,705

Date: 21st December 2005

% of Shares
8.95

SII Account	Nominee	Silchester Voting Authority	Silchester Curr Share Holdinc
Silchester International Investors International Value Equity Group Trust	Northern Trust Company	YES	8,112,548
Silchester International Investors Tobacco Free International Value Equity Trust	Northern Trust Company	YES	1,302,992
Silchester International Investors International Value Equity Trust	Northern Trust Company	YES	19,159,347
The Calleva Trust	Northern Trust Company	YES	1,189,818
TOTAL			29,764,705

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Additional Listing
Released	16:51 19-Dec-05
Number	9121V

Michael Page
INTERNATIONAL

RNS Number:9121V
Michael Page International PLC
19 December 2005

Michael Page International plc

FAO Listing Applications

Michael Page International plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a Block Listing of 37,135,159 ordinary shares of 1 pence each ("shares").

These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Michael Page International plc Executive Share Option Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

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